UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Tom Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Tom Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,916,904 (1)

	8.	Shared Voting Power 3,450(2)

	9.	Sole Dispositive Power 4,916,904 (1)

	10.	Shared Dispositive Power 3,450(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,920,354 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 63,521 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis and Jack Kosta Kartsotis, both minors, 1,000,000 shares pledged as collateral to secure a revolving line of credit being extended by JPMorgan Chase Bank, N.A. to Mr. Kartsotis and 1,000,000 shares pledged as collateral to secure a revolving line of credit being extended by SunTrust Bank to Mr. Kartsotis.

(2) Comprised of 3,450 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership.

(3) Based on 66,735,302 shares issued and outstanding as of November 9, 2009.

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009, as amended and/or supplemented by Amendment No. 1 thereto filed March 6, 2009, Amendment No. 2 thereto filed March 19, 2009, Amendment No. 3 thereto filed March 25, 2009, Amendment No. 4 thereto filed April 14, 2009, Amendment No. 5 thereto filed May 5, 2009 and Amendment No. 6 thereto filed September 3, 2009 (as amended, the “Schedule 13D”).  This Amendment No. 7 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Kartsotis and a decrease in the number of shares pledged as collateral to secure margin loans.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(c)  Transactions in shares of Common Stock of the Issuer effected by Tom Kartsotis in the last 60 days consist of the following transactions:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
December 10, 2009	0	200,000	32.0493	(1)	Open market sale
December 7, 2009	0	1,479	32.0024	(1)	Open market sale
December 4, 2009	0	47,000	32.0324	(1)	Open market sale
December 3, 2009	0	19,667	32.0179	(1)	Open market sale
December 2, 2009	0	60,000	32.1197	(1)	Open market sale
December 1, 2009	0	2,800	32.0050	(1)	Open market sale
November 25, 2009	0	35,000	32.3366	(1)	Open market sale
November 24, 2009	0	34,500	32.2939	(1)	Open market sale
November 23, 2009	0	25,000	32.9026	(1)	Open market sale
November 20, 2009	0	9,300	32.0079	(1)	Open market sale
November 19, 2009	0	14,462	32.0060	(1)	Open market sale
November 18, 2009	0	25,000	32.5598	(1)	Open market sale
November 17, 2009	0	50,000	32.5636	(1)	Open market sale
November 16, 2009	0	25,000	32.3839	(1)	Open market sale
October 21, 2009	0	3,393	0		Gift

(1)           Excluding commissions of $0.05 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Mr. Kartsotis is a party to a Commercial Pledge Agreement by and among Mr. Kartsotis and JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), pursuant to which Mr. Kartsotis has pledged 1,000,000 shares of Common

Stock to secure, among other things, a revolving line of credit being extended by JPMorgan Chase to Mr. Kartsotis.  Mr. Kartsotis is a party to a Collateral Account Security Agreement by and among Mr. Kartsotis and SunTrust Bank (“SunTrust”), pursuant to which Mr. Kartsotis has pledged 1,000,000 shares of Common Stock to secure, among other things, a revolving line of credit being extended by SunTrust to Mr. Kartsotis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2009

TOM KARTSOTIS

By:	/s/ Tom Kartsotis
Name:	Tom Kartsotis